Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS FLAT OPERATING EBITDA ADJUSTED FOR

SEASONAL EFFECTS DURING THE FIRST QUARTER OF 2018

•	Operating EBITDA during 1Q18, adjusted for fewer business days and an inventory costing-variation effect, remained flat on a year-over-year basis.

•	Adverse weather conditions in Europe and the U.S. also affected volumes for our products and EBITDA generation during 1Q18.

•	Operating EBITDA decreased by 4% during the first quarter of 2018 to US$535 million versus the same period in 2017.

MONTERREY, MEXICO, APRIL 26, 2018– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 8% during the first quarter of 2018 to US$3.4 billion versus the comparable period in 2017.

CEMEX’s Consolidated First-Quarter 2018 Financial and Operational Highlights

•	The increase in quarterly consolidated net sales was due to higher prices of our products, in local currency terms in Mexico, the U.S. and our Europe and Asia, Middle East and Africa regions, as well as higher volumes in our U.S. and our Asia, Middle East & Africa regions.

•	Operating earnings before other expenses, net, in the first quarter decreased by 5%, to US$332 million.

•	Controlling interest net income during the quarter was US$26 million from an income of US$336 million in the same period of 2017.

•	Operating EBITDA decreased by 4% during the quarter compared to the same period in 2017, to US$535 million.

•	Operating EBITDA margin during the quarter decreased to 15.8% from 17.7% in the same period of 2017.

•	Free cash flow after maintenance capital expenditures for the quarter decreased by 1% to negative US$154 million, compared to the same quarter of 2017.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “The first quarter of 2018 was characterized by solid operating results with good consolidated daily volumes and improved pricing performance, both sequentially and on a year-over-year basis. However, our EBITDA generation during the quarter was affected by seasonal effects, including adverse weather in our European and U.S.

operations, fewer business days and an inventory costing-variation effect. We expect the impact of the fewer business days and the inventory effect to revert in upcoming months while we should recover most of the pent-up demand caused by adverse weather to be recovered during the rest of the year.

For the rest of 2018, we expect favorable consolidated volumes and improving pricing dynamics in most of our markets. This, together with an expected moderation in our energy cost increases and our initiatives to contain other costs, should translate into increased operating EBITDA generation for the full year.”

Consolidated Corporate Results

During the first quarter of 2018, controlling interest net income was US$26 million, versus an income of US$336 million in the same period last year.

Total debt plus perpetual notes increased by US$3 million during the quarter.

Geographical Markets First-Quarter 2018 Highlights

Net sales in our operations in Mexico increased 10% in the first quarter of 2018 to US$800 million, compared with US$725 million in the first quarter of 2017. Operating EBITDA increased by 12% to US$299 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$856 million in the first quarter of 2018, an increase of 7% on a like-to-like basis from the same period in 2017. Operating EBITDA decreased by 4% on a like-to-like basis to US$109 million versus the same quarter of 2017.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$464 million during the first quarter of 2018, representing a decrease of 3% over the same period of 2017. Operating EBITDA decreased by 21% to US$105 million in the first quarter of 2018, from US$133 million in the same quarter of 2017.

In Europe, net sales for the first quarter of 2018 increased by 9% to US$805 million, compared with US$737 million in the first quarter of 2017. Operating EBITDA was US$15 million for the quarter, 52% lower than the same period last year.

Operations in Asia, Middle East and Africa reported a 15% increase in net sales for the first quarter of 2018, to US$375 million, versus the same quarter of 2017. Operating EBITDA for the quarter was US$62 million, 3% lower than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.